                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
             ------------------------------------------------------
                                 (CUSIP Number)

                                 March 19, 2004
                           ---------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON                                                               Charles F. Dolan

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                  Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [X]
                                                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                            00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                             U.S.A.

 NUMBER OF          7.      SOLE VOTING POWER                                                         30,760,323
  SHARES
BENEFICIALLY        8.      SHARED VOTING POWER                                                        7,160,643
 OWNED BY
    EACH            9.      SOLE DISPOSITIVE POWER                                                    30,760,323
 REPORTING
PERSON WITH        10.      SHARED DISPOSITIVE POWER                                                   7,160,643

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                 37,920,966

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                14.8%

14.      TYPE OF REPORTING PERSON                                                                             IN

*Excludes 30,777,643 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Helen A. Dolan, individually and as a
                                                                                          Trustee of the Charles F. Dolan
                                                                                                        2001 Family Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                  (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

 NUMBER OF           7.      SOLE VOTING POWER                                                                          0
  SHARES
BENEFICIALLY         8.      SHARED VOTING POWER                                                               37,920,966
  OWNED BY
   EACH              9.      SOLE DISPOSITIVE POWER                                                                     0
REPORTING
PERSON WITH          10.     SHARED DISPOSITIVE POWER                                                          37,920,966

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                          37,920,966

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                         14.8%

14.      TYPE OF REPORTING PERSON                                                                                      IN

*Excludes 30,777,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   James L. Dolan, individually and as a
                                                                                         Trustee of the D.C. James Trust,
                                                                                     and as Trustee of the Marissa Waller
                                                                                       1989 Trust, the Charles Dolan 1989
                                                                                      Trust and the Ryan Dolan 1989 Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                  (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                     00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

 NUMBER OF           7.      SOLE VOTING POWER                                                                  1,111,419
  SHARES
BENEFICIALLY         8.      SHARED VOTING POWER                                                                1,957,829
  OWNED BY
   EACH              9.      SOLE DISPOSITIVE POWER                                                             1,111,419
REPORTING
PERSON WITH         10.      SHARED DISPOSITIVE POWER                                                           1,957,829

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           3,069,248

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                          1.4%

14.      TYPE OF REPORTING PERSON                                                                                      IN

*Excludes 65,097,913 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Thomas C. Dolan, individually and
                                                                                      as a Trustee of the D.C. Thomas
                                                                                                                Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                   Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a) [X]
                                                                                                              (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                 00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                  U.S.A.

 NUMBER OF           7.      SOLE VOTING POWER                                                                186,754
  SHARES
BENEFICIALLY         8.      SHARED VOTING POWER                                                            1,934,443
  OWNED BY
   EACH              9.      SOLE DISPOSITIVE POWER                                                           186,754
REPORTING
PERSON WITH         10.      SHARED DISPOSITIVE POWER                                                       1,934,443

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       2,121,197

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      1.0%

14.      TYPE OF REPORTING PERSON                                                                                  IN

*Excludes 65,279,794 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Patrick F. Dolan, individually and as
                                                                                      a Trustee of the D.C. Patrick Trust
                                                                                         and as Trustee of the Tara Dolan
                                                                                                               1989 Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                  (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                     00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                   166,540
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                               1,878,085
 OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                              166,540
REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                          1,878,085

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           2,044,625

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                          0.9%

14.      TYPE OF REPORTING PERSON                                                                                      IN

*Excludes 65,275,525 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                     Kathleen M. Dolan, individually and
                                                                                    as a Trustee of the Dolan Descendants
                                                                                    Trust, the Dolan Grandchildren Trust,
                                                                                        the Dolan Spouse Trust, the Dolan
                                                                                     Progeny Trust, and the D.C. Kathleen
                                                                                                                    Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                  (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                     00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                     6,381
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                               9,998,368
  OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                                6,381
 REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                          9,998,368

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                          10,004,749

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                          4.4%

14.      TYPE OF REPORTING PERSON                                                                                      IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 57,215,869 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Marianne Dolan Weber, individually
                                                                                         and as a Trustee of the Dolan
                                                                                          Descendants Trust, the Dolan
                                                                                        Grandchildren Trust, the Dolan
                                                                                       Spouse Trust, the Dolan Progeny
                                                                                    Trust, and the D.C. Marianne Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                    Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [x]
                                                                                                               (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                  00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                  6,381
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                            9,942,010
  OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                             6,381
REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                       9,942,010

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        9,948,391

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                       4.3%

14.      TYPE OF REPORTING PERSON                                                                                   IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 57,272,227 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                              Deborah A. Dolan-Sweeney,
                                                                                    individually and as a Trustee of the
                                                                                      Dolan Descendants Trust, the Dolan
                                                                                          Grandchildren Trust, the Dolan
                                                                                         Spouse Trust, the Dolan Progeny
                                                                                       Trust, and the D.C. Deborah Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                      Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a) [X]
                                                                                                                 (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                    00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                    6,381
  SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                             10,083,822
  OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                               6,381
REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                        10,083,822

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         10,090,203

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                         4.4%

14.      TYPE OF REPORTING PERSON                                                                                     IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 57,215,869 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Lawrence J. Dolan, as a Trustee of the
                                                                                        Charles F. Dolan 2001 Family Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                          0
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                                5,945,196
  OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                                     0
 REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                           5,945,196

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            5,945,196

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           2.6%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 61,269,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                     Paul J. Dolan, as a Trustee of Dolan
                                                                                              Descendants Trust, the Dolan
                                                                                     Grandchildren Trust, the Dolan Spouse
                                                                                       Trust, the Dolan Progeny Trust, the
                                                                                         D.C. Kathleen Trust, and the D.C.
                                                                                    James Trust, and as Trustee of the CFD
                                                                                                                 Trust #10

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                    620,018
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                               11,943,340
  OWNED BY
    EACH              9.      SOLE DISPOSITIVE POWER                                                               620,018
 REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                          11,943,340

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           12,563,358

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           5.4%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes the 54,685,003 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                    Matthew J. Dolan, as a Trustee of the
                                                                                          D.C. Marianne Trust and the D.C.
                                                                                                              Thomas Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                          0
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                                3,812,978
  OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                                     0
REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                           3,812,978

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            3,812,978

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           1.7%

14. TYPE OF REPORTING PERSON                                                                                            IN

*Excludes 63,401,709 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Mary S. Dolan, as a Trustee of the D.C.
                                                                                         Deborah Trust and the D.C. Patrick
                                                                                                                      Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                       00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                           0
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                                 3,832,465
  OWNED BY
   EACH               9.      SOLE DISPOSITIVE POWER                                                                      0
REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                            3,832,465

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             3,832,465

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            1.7%

14.      TYPE OF REPORTING PERSON                                                                                        IN

*Excludes 63,401,709 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   John A. MacPherson, as Trustee of the
                                                                                    CFD Trust No. 1, the CFD Trust No. 2,
                                                                                    the CFD Trust No. 3, the CFD Trust No.
                                                                                       4, the CFD Trust No. 5 and the CFD
                                                                                                              Trust No. 6

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                  (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                     00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

  NUMBER OF           7.      SOLE VOTING POWER                                                                10,406,531
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                                       0
  OWNED BY
    EACH              9.      SOLE DISPOSITIVE POWER                                                           10,406,531
  REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                          10,406,531

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                          4.5%

14.      TYPE OF REPORTING PERSON                                                                                      IN

*Excludes 56,833,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which John A. MacPherson disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                               Dolan Family LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                  11-3519521

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [X]
                                                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                            00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                           Delaware

  NUMBER OF           7.      SOLE VOTING POWER                                                                0
   SHARES
BENEFICIALLY          8.      SHARED VOTING POWER                                                              0
  OWNED BY
    EACH              9.      SOLE DISPOSITIVE POWER                                                           0
 REPORTING
PERSON WITH          10.      SHARED DISPOSITIVE POWER                                                 7,977,325

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                  7,977,325

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                 3.5%

14.      TYPE OF REPORTING PERSON                                                                             OO

*Excludes 59,236,912 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

                       CONTINUATION PAGES TO SCHEDULE 13D

                  This Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of the trusts listed on the signature pages hereto) and the entity listed on the signature pages hereto (the "Group Members") who may be deemed to beneficially own all of the shares of Cablevision NY Group Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), which are convertible share for share at the option of the holder into Cablevision NY Group Class A Common Stock (the "Class A Common Stock", and together with the Class B Common Stock, the "Common Stock"), as a result of the execution of a stockholders agreement among the Group Members, as described below. Charles F. Dolan is a member of this group, and accordingly will no longer file an individual Schedule 13D. This Schedule 13D amends and restates in its entirety the Schedule 13D originally filed by Charles F. Dolan with the Securities and Exchange Commission on May 23, 1988, as amended by Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, dated May 7, 1990, August 24, 1991, January 6, 1995, October 23, 1995, February 6, 1996,
December 31, 1996, April 30, 1997, June 6, 1997, July 6, 1998, May 1, 2000,
March 30, 2001, and August 20, 2002, respectively. In addition, Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Paul J. Dolan and Dolan Family LLC (the "Prior Group Members") were members of the group that reported their ownership on a Schedule 13G filed with the Securities and Exchange Commission on November 3, 1999, as amended by Amendments Nos. 1, 2, 3, 4, 5, 6 and 7, dated June 1, 2000, December 31, 2000, March 31, 2001, December 31, 2001, August 20, 2002, December 31, 2002, and December 31, 2003, respectively. The Prior Group Members have dissolved their former filing group; accordingly, they will no longer file a separate Schedule 13G, and this Schedule 13D constitutes notice of dissolution of the former group.

ITEM 1            SECURITY AND ISSUER

                  Cablevision NY Group Class A Common Stock, par value $.01 per share

                  Cablevision Systems Corporation
                  1111 Stewart Avenue
                  Bethpage, NY  11714

ITEM 2            IDENTITY AND BACKGROUND

                  (a) The names of Group Members are: Charles F. Dolan; Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); James L. Dolan, individually and as a Trustee of the D.C. James Trust, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), and the D.C. Kathleen Trust; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts and the D.C. Marianne Trust; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts and the D.C. Deborah Trust; Lawrence J. Dolan, as a Trustee of the 2001 Trust; Paul
                  J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, and the D.C. James Trust, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust and the D.C. Thomas Trust; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust and the D.C. Patrick Trust; John A. MacPherson, as Trustee of the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware.

                  (b) Except as indicated below, the business address of each Group Member is:
                  c/o William A. Frewin
                  340 Crossways Park Drive
                  Woodbury, New York 11797

                  (c) Charles F. Dolan is the Chairman of Cablevision Systems Corporation (the "Issuer"). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Helen A. Dolan is a co-trustee of the 2001 Trust.

                  James L. Dolan is the Chief Executive Officer and a director of the Issuer. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. He is a co-trustee of the D.C. James Trust and the trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust.

                  Thomas C. Dolan is the Executive Vice President and the Chief Information Officer, and a director, of the Issuer. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. He is a co-trustee of the D.C. Thomas Trust.

                  Patrick F. Dolan is a director of the Issuer, and is a director and an officer of a number of subsidiaries of Rainbow Media Group, a subsidiary of the Issuer, including News 12 Networks, of which he is the President. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. He is a co-trustee of the D.C. Patrick Trust and the trustee of the Tara Dolan 1989 Trust.

                  Kathleen M. Dolan is a teacher. Her business address is c/o Purple Crayon, 94B Bowman Road, Barnard, Vermont 05031. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. She is a co-trustee of each of the Family Trusts, and the D.C. Kathleen Trust.

                  Marianne Dolan Weber is the Chair of the Dolan Family Foundation and the Dolan Children's Foundation. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, and Deborah A. Dolan-Sweeney. She is a co-trustee of each of the Family Trusts and the D.C. Marianne Trust.

                  Deborah A. Dolan-Sweeney is not currently employed. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber. She is a co-trustee of each of the Family Trusts and the D.C. Deborah Trust.

                  Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians, Jacobs Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-trustee of the 2001 Trust.

                  Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is the President of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians

                  Jacobs Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-trustee of each of the Family Trusts, the D.C. Kathleen Trust, and the D.C. James Trust, and is the trustee of the CFD Trust #10.

                  Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is an attorney and is a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a co-trustee of the D.C. Marianne Trust and the D.C. Thomas Trust.

                  Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles
                  F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 East Jackson, Ste. 500, Chicago, IL 60604. She is a co-trustee of the D.C. Deborah Trust and the D.C. Patrick Trust.

                  John A. MacPherson is not related to any of the other Reporting Persons. He is currently retired. He is the trustee of the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6.

                  Dolan Family LLC is a limited liability company whose members are the Family Trusts. Dolan Family LLC is organized under the laws of the state of Delaware. The business purpose of Dolan Family LLC is to hold Class B Common Stock and to enter into the Forward Transaction (as described below in Item 6). See Exhibit A.

                  (d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All Group Members who are individuals are citizens of the United States. Dolan Family LLC is organized under the laws of the state of Delaware.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Other than as set forth below, the Class A Common Stock deemed beneficially owned by Group Members was not acquired by purchase. Except as set forth below, all Group Members acquired beneficial ownership of their shares of Class A Common Stock directly or indirectly by exchanging all of their partnership interests in certain partnerships that were the predecessors of the Issuer for shares of Class B Common Stock and other consideration immediately prior to the Issuer's initial public offering on January 27, 1986. On February 17, 1986, Charles F. Dolan also received additional shares of Class B Common Stock in connection with the non-exercise of the underwriters' over-allotment option.

                  On December 15, 1995, Charles F. Dolan received a partnership distribution of shares of Class A Common Stock held by Cablevision of Boston Limited Partnership, a Massachusetts limited partnership, in connection with a merger in which the limited partnership received shares of Class A Common Stock.

                  From January 3, 1997 through February 6, 1997, Charles F. Dolan purchased an aggregate of 183,000 depositary shares of the Issuer, each representing 1/10 interest in a share of 8 1/2% Series I Cumulative Convertible Exchangeable Preferred Stock. The depositary shares were convertible after January 8, 1996, at the option of the holder, into shares of Class A Common Stock. On or after January 1, 1998, at the option of the Issuer, the depositary shares became exchangeable for the Issuer's 8 1/2% Convertible Subordinates Debentures due in 2007 at $25 principal amount for each depositary share. On December 29, 1998, Charles F. Dolan disposed of a portion of the depositary shares through charitable gifts. On October 25, 1999, Charles F. Dolan converted the remaining depositary shares into shares of Class A Common Stock.

                  On February 18, 1998, the stockholders of the Issuer approved and adopted the Contribution and Merger Agreement, dated as of June 6, 1997, as amended and restated as of June 6, 1997, among TCI Communications and several affiliates of the Issuer. Following such approval and adoption, the Issuer was reorganized by the creation of a new holding company, which is now the Issuer. As a result of the reorganization, each stockholder in the corporation that was the predecessor of the Issuer, including each Group Member, received one share of Class A Common Stock or Class B Common Stock for each share of Class A Common Stock or Class B Common Stock, respectively, of the predecessor corporation. Following the reorganization, the Issuer survived as the parent company, and the predecessor corporation survived as CSC Holdings, Inc., a wholly-owned subsidiary of the Issuer.

                  On March 30, 1998, the Issuer effected a 2-for-1 stock split with respect to the Common Stock. Each stockholder, including each Group Member, received an additional share of Class A Common Stock for each share of Class A Common Stock then held, and an additional share of Class B Common Stock for each share of Class B Common Stock then held.

                  On August 21, 1998, the Issuer effected a 2-for-1 stock split with respect to the Common Stock. Each stockholder, including each Group Member, received an additional share of Class A Common Stock for each share of Class A Common Stock then held, and an additional share of Class B Common Stock for each share of Class B Common Stock then held.

                  As of November 3, 1999, the Family Trusts formed Dolan Family LLC by executing a limited liability company agreement. (See
                  Item 5 below and Exhibit 6 attached to this Schedule 13D.) In connection with such formation, the Family Trusts contributed an aggregate of 5,000,000 shares of Class B Common Stock to Dolan Family LLC, subject to the terms and conditions of the agreement.

                  On December 7, 1999, James L. Dolan used an aggregate of $7,667 of personal funds to purchase 100 shares of Class A Common Stock as custodian for a minor child.

                  On March 29, 2001, the Issuer distributed shares of Rainbow Media Group tracking stock to its stockholders. Each stockholder of the Issuer, including each Group Member, received one share of Rainbow Media Group Class A Common Stock for every two shares of Class A Common Stock then held by each such stockholder, and one share of Rainbow Media Group Class B Common Stock for every two shares of Class B Common Stock then held by each such stockholder. On August 20, 2002, in connection with the Issuer's redemption of the Rainbow Media Group tracking stock, each stockholder of the Issuer, including each Group Member, received 1.19093 shares of Class A Common Stock for each share of Rainbow Media Group Class A Common Stock then held by each such stockholder and 1.19093 shares of Class B Common Stock for each share of Rainbow Media Group Class B Common Stock then held by each such stockholder.

                  Except as otherwise set forth above, Helen A. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by her as a result of her appointment as a co-trustee of a certain family trust and as a member of the Dolan Family Foundation.

                  Except as otherwise set forth above, James L. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts, grants under compensation plans of the Issuer to both himself and his spouse, and as a result of his appointment as a trustee or co-trustee of certain family trusts.

                  Except as otherwise set forth above, Thomas C. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts, grants under compensation plans of the Issuer, and as a result of his appointment as a co-trustee of a certain family trust.

                  Except as otherwise set forth above, Patrick F. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts, grants under compensation plans of the Issuer, and as a result of his appointment as a trustee or co-trustee of certain family trusts.

                  Except as otherwise set forth above, Kathleen M. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by her through gifts and as a result of her appointment as a co-trustee of certain family trusts.

                  Except as otherwise set forth above, Deborah A. Dolan-Sweeney acquired beneficial ownership of all remaining shares reported as beneficially owned by her through gifts, grants under a compensation plan of the Issuer to her spouse, and as a result of her appointment as a co-trustee of certain family trusts.

                  Except as otherwise set forth above, Marianne Dolan Weber acquired beneficial ownership of all remaining shares reported as beneficially owned by her through gifts and as a result of her appointment as a co-trustee of certain family trusts.

                  Except as otherwise set forth above, Lawrence J. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him as a result of his appointment as a co-trustee of a certain family trust.

                  Except as otherwise set forth above, Paul J. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts and as a result of his appointment as a trustee or co-trustee of certain family trusts.

                  Except as otherwise set forth above, Matthew J. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts and as a result of his appointment as a co-trustee of certain family trusts.

                  Except as otherwise set forth above, Mary S. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by her through gifts and as a result of her appointment as a co-trustee of certain family trusts.

                  Except as otherwise set forth above, John A. MacPherson acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts and as a result of his appointment as the trustee of certain family trusts.

                  Except as set forth above, each trust of which a Group Member is a trustee and which holds Issuer securities acquired such securities through gifts.

                  See Exhibit A.

ITEM 4            PURPOSE OF TRANSACTION

                  On March 19, 2004, the Group Members, who are all holders of Class B Common Stock, executed a Stockholders Agreement (the "Class B Stockholders Agreement"). The Issuer's board of directors approved the execution of the Class B Stockholders Agreement prior to its execution by the Group Members. The purpose of the Class B Stockholders Agreement is to consolidate family control of the Issuer and to ensure continuation of family control for the next generation. As a result of this agreement, the Issuer will qualify as a "controlled company" under the rules of the New York Stock Exchange. Under the Class B Stockholders Agreement, the Group Members have agreed to vote as a group with respect to their Class B Common Stock to elect the directors whom the Class B Stockholders are entitled to elect pursuant to the Issuer's Amended and Restated Certificate of Incorporation and in connection with any "change of control" transaction. Decisions on how the group will vote with respect to their Class B Common Stock will be made by (i) a majority of the Class B Common Stock as long as one of Charles F. Dolan and Helen A. Dolan is alive, and (ii) thereafter, a vote of a majority of the Class B Common Stock owned by or attributed to, directly and indirectly, the members of a committee on which each of the children of Charles F. Dolan and Helen A. Dolan (or the respective designees of the children) are represented (the "Children Committee"). Any Group Member may opt out of the Class B Stockholders Agreement by sending a notice to such effect to all other Group Members and converting such Group Member's Class B Common Stock into Class A Common Stock. Unless sooner terminated by (i) Group Members holding two-thirds of the Class B Common Stock, and (ii) following the deaths of both Charles F. Dolan and Helen A. Dolan, two-thirds of the Class B Common Stock owned by or attributed to, directly or indirectly, the members of the Children Committee, the agreement will terminate upon the earlier of (i) the number of Group Members governed by the agreement ceasing to be at least two in number, or (ii) the aggregate number of outstanding shares of Class B Common Stock ceasing to constitute at least 30% of the total voting power represented by the aggregate number of outstanding shares of Common Stock of the Issuer.

                  In October 2003, the Issuer announced that its board of directors had approved an amended plan to spin-off the Issuer's recently launched satellite service, Rainbow DBS and three of Rainbow Media's national entertainment services - AMC, The Independent Film Channel and WE: Women's Entertainment - their subsidiaries, and certain other Rainbow businesses (the "Rainbow Spin-off"). The Issuer also announced that it will retain its regional cable and telecommunications businesses; Lightpath; Madison Square Garden and its teams; Radio City Music Hall; and certain other businesses including fuse, Clearview Cinemas, News 12, Metro Channels and Rainbow's interest in regional sports networks around the country. The Issuer announced that it will no longer retain the rights to offer DBS service in the New York area following consummation of the Rainbow Spin-off.

                  Following the Rainbow Spin-off, it is expected that James L. Dolan will become chairman of the Issuer while retaining his position as Chief Executive Officer, and that Charles F. Dolan will become chairman of the new entity, and will cease to be a director of the Issuer. However, there can be no assurances that the Rainbow Spin-off will be completed.

                  The Group Members intend to enter into a stockholders agreement with respect to shares acquired in the Rainbow Spin-off if the Rainbow Spin-off is consummated. The proposed stockholders agreement would provide for family control of the spun-off entity through the consolidation of voting for the election of directors and with respect to change of control transactions on terms substantially similar to those of the Class B Stockholders Agreement.

                  Each year, the Dolan Family Foundation, which as of March 19, 2004 held 1,215,447 shares of Class A Common Stock deemed beneficially owned by Charles F. Dolan and

                  Helen A. Dolan, is required to make qualifying distributions - generally, distributions to publicly supported charitable organizations - in an amount equal to at least five percent of the aggregate fair market value of the foundation's assets. Another foundation, the Dolan Children's Foundation, is required to make similar qualifying distributions. As of March 19, 2004, the Dolan Children's Foundation held 1,737,098 shares of Class A Common Stock. Kathleen M. Dolan, Deborah A. Dolan-Sweeney, and Marianne Dolan Weber are the directors of the Dolan Children's Foundation. Because a vote of a majority of the directors is required for decisions regarding the Class A Common Stock held by the Dolan Children's Foundation, and because such votes need not be unanimous, no Group Member is currently deemed to beneficially own the Class A Common Stock held by the Dolan Children's Foundation, and accordingly the Class A Common Stock held by the Dolan Children's Foundation is not reflected in this Schedule 13D. The assets of the Dolan Children's Foundation, including the Class A Common Stock described above, are used for charitable purposes.

                  Charles F. Dolan, Helen A. Dolan, Kathleen M. Dolan, Deborah
                  A. Dolan-Sweeney, and Marianne Dolan Weber are considering merging the Dolan Family Foundation and the Dolan Children's Foundation. It is expected that the governing structure of the merged foundation would be similar to that of the Dolan Children's Foundation. The merged foundation would be required to make qualifying distributions equal to at least five percent of the aggregate fair market value of the foundation's assets.

                  To raise cash and for diversification purposes, the Dolan Family Foundation and the Dolan Children's Foundation currently plan to sell shares of Class A Common Stock with an aggregate value of approximately $3,050,000 and $4,350,000, respectively, during the second quarter of 2004.

                  In order to increase their liquidity, Charles F. Dolan and each of the six sub-trusts of the 2001 Trust currently plan to sell shares of Class A Common Stock over a period of approximately 12 months beginning in the second quarter of 2004 pursuant to Rule 10b5-1 trading plans. Charles F. Dolan and the sub-trusts currently plan to sell shares of Class A Common Stock with an aggregate value of approximately $5,000,000 per month, or approximately $60 million in the aggregate over the 12-month period. It is likely that approximately 10% to 15% of the aggregate amount would be sold by Charles F. Dolan, and the remainder by the 2001 Trust. Charles F. Dolan and the 2001 Trust currently plan to sell Class A Common Stock issued on conversion of Class B Common Stock. The 10b5-1 trading plans will be filed as an exhibit to an amendment to this Schedule 13D, if they are adopted. Charles F. Dolan also currently plans within the next month or so to make charitable gifts of shares of Class A Common Stock (issuable upon conversion of Class B Common Stock) having an aggregate value of approximately $4,300,000.

                  Except as set forth above and in Item 6 below, Group Members have no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

                  (a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,294,374 shares of Class A Common Stock as a result of their beneficial ownership of (i) 3,080,137 shares of Class A Common Stock (including 1,054,887 shares of restricted stock and options to purchase 666,592 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 67,214,237 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.5% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 67,214,237 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

                  Charles F. Dolan may be deemed to beneficially own an aggregate of 37,920,966 shares of Class A Common Stock, including (i) 1,484,372 shares of Class A Common Stock (including 250,000 shares of restricted stock), and (ii) 36,436,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 268,925 shares of Class A Common Stock (including 250,000 shares of restricted stock) owned of record personally and 30,491,398 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally, (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 5,945,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 5,945,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Helen A. Dolan may be deemed to beneficially own an aggregate of 37,920,966 shares of Class A Common Stock, including (i) 1,484,372 shares of Class A Common Stock (including 250,000 shares of restricted stock), and (ii) 36,436,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.8% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, (b) 268,925 shares of Class A Common Stock (including 250,000 shares of restricted stock) owned of record by Charles F. Dolan personally and 30,491,398 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally, and (c) 5,945,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. Helen
                  A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  James L. Dolan may be deemed to beneficially own an aggregate of 3,069,248 shares of Class A Common Stock, including (i) 637,034 shares of Class A Common Stock (including 630,494 shares of restricted stock), (ii) options to purchase 315,890 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 2,116,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have
                  (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,111,419 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 615,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, options to purchase 307,016 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record personally, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and
                  (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 23,386 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 8,874 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by his spouse, and 1,934,443 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 23,386 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 8,874 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by his spouse and an aggregate of 2,116,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust and the DC James Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Thomas C. Dolan may be deemed to beneficially own an aggregate of 2,121,197 shares of Class A Common Stock, including (i) 93,803 shares of Class A Common Stock

                  (including 87,422 shares of restricted stock), (ii) options to purchase 92,951 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and
                  (iii) 1,934,443 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 186,754 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock, 87,422 shares of restricted stock and options to purchase 92,951 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, in each case owned of record personally), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,934,443 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Thomas Trust. He disclaims beneficial ownership of 1,934,443 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the DC Thomas Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Patrick F. Dolan may be deemed to beneficially own an aggregate of 2,044,625 shares of Class A Common Stock, including (i) 40,359 shares of Class A Common Stock (including 28,334 shares of restricted stock), (ii) options to purchase 65,554 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 1,938,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have
                  (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 166,540 shares of Class A Common Stock (including 12,025 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock, options to purchase 65,554 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,878,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Patrick Trust. He disclaims beneficial ownership of an aggregate of 1,938,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust and the DC Patrick Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Kathleen M. Dolan may be deemed to beneficially own an aggregate of 10,004,749 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 9,998,368 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 9,998,368 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC and the DC Kathleen Trust. She disclaims beneficial ownership of 9,998,368 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC and the DC Kathleen Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Marianne Dolan Weber may be deemed to beneficially own an aggregate of 9,948,391 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 9,942,010 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 9,942,010 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC and the DC Marianne Trust. She disclaims beneficial ownership of 9,942,010 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 10,090,203 shares of Class A Common Stock, including (i) 65,018 shares of Class A Common Stock (including 58,637 shares of restricted stock), (ii) options to purchase 26,817 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 9,998,368 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have
                  (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 26,817 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record by her spouse) and 9,998,368 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC and the DC Deborah Trust. She disclaims beneficial ownership of the 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 26,817 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and 9,998,368 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC and the DC Deborah Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Lawrence J. Dolan may be deemed to beneficially own an aggregate of 5,945,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.6% of the shares of Class A Common Stock currently outstanding. Lawrence J. Dolan holds no Issuer securities directly. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,945,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Paul J. Dolan may be deemed to beneficially own an aggregate of 12,563,358 shares of Class A Common Stock, including (i) 34,124 shares of Class A Common Stock, and (ii)

                  12,529,234 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 620,018 shares of Class A Common Stock, including 9,336 shares of Class A Common Stock held as custodian for minor children, 14,259 shares of Class A Common Stock owned of record by the CFD Trust #10, and 596,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 10,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 11,932,811 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust and the DC Kathleen Trust. He disclaims beneficial ownership of the 9,336 shares of Class A Common Stock held as custodian for minor children, the 14,259 shares of Class A Common Stock and 596,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 11,932,811 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust and the DC Kathleen Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Matthew J. Dolan may be deemed to beneficially own an aggregate of 3,812,978 shares of Class A Common Stock, including (i) 450 shares of Class A Common Stock and (ii) 3,812,528 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,812,978 shares of Class A Common Stock, including 450 shares of Class A Common Stock owned jointly with his son, and an aggregate of 3,812,528 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust and the DC Thomas Trust. He disclaims beneficial ownership of an aggregate of 3,812,528 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust and the DC Thomas Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Mary S. Dolan may be deemed to beneficially own an aggregate of 3,832,465 shares of Class A Common Stock, including (i) 19,937 shares of Class A Common Stock and (ii) 3,812,528 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,832,465 shares of Class A Common Stock, including 19,937 shares of Class A Common Stock owned jointly with her spouse and an aggregate of 3,812,528 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust and DC Patrick Trust. She disclaims beneficial ownership of an aggregate of 3,812,528 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust and the DC Patrick Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  John A. MacPherson may be deemed to beneficially own an aggregate of 10,406,531 shares of Class A Common Stock, including (i) 25,686 shares of Class A Common Stock, and (ii) 10,380,845 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 25,686 shares of Class A Common Stock owned of record personally and 10,380,845 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trusts Nos. 1 through 6. He disclaims beneficial ownership of 10,380,845 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trusts Nos. 1 through 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

                  Dolan Family LLC may be deemed to beneficially own an aggregate of 7,977,325 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.5% of the shares of Class A Common Stock currently outstanding. Dolan Family LLC has no power to vote or direct the vote and may be deemed to share the power to dispose of or to direct the disposition of the shares of Class B Common Stock it holds. See Exhibit A.

                  (c) There have been no transactions in the Class A Common Stock effected during the past sixty days.

                  (d) See Item 6 regarding the agreement dated November 3, 1999 between Dolan Family LLC and Bear Stearns International Limited, as amended. Also, see Exhibit A.

                  (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Each Group Member is a party to the Class B Stockholders Agreement. See Item 4 above for a description of the Class B Stockholders Agreement, which is filed as Exhibit 1 to this
                  Schedule 13D.

                  Pursuant to two separate Registration Rights Agreements, each dated as of January 7, 1986, as amended, with the Issuer, Group Members have registration rights with respect to their shares of Class B Common Stock.

                  Pursuant to one of these agreements (the "CSC Holdings Registration Rights Agreement"), Charles F. Dolan has the right to require the Issuer to register his shares of Class A Common Stock issuable upon conversion of Class B Common Stock, provided that the shares requested to be registered have an aggregate market value of at least $3,000,000. There is no limitation on the frequency of the registrations that Charles
                  F. Dolan may so request.

                  In addition, the Issuer has granted to Charles F. Dolan "piggyback" registration rights pursuant to which he may require the Issuer to register his holdings of Class A Common Stock on any registration statement under the Securities Act of 1933, as amended, with respect to an offering by the Issuer or any security holder thereof (other than a registration statement on Form S-8 and S-4 or any successor form thereto).

                  Charles F. Dolan has also agreed to a lock-up period beginning 7 days prior to and lasting until 90 days following the effective date of a registration statement in connection with any public offering by the Issuer, if requested by the Issuer or the managing underwriter of the public offering. The Issuer has also agreed to a similar lock-up period in the event of a registered offering by Charles F. Dolan. The CSC Holdings Registration Rights Agreement is filed as Exhibit 2 to this
                  Schedule 13D.

                  Pursuant to the other Registration Rights Agreement (the "Cablevision Systems Company Registration Rights Agreement"), Group Members other than Charles F. Dolan also have the right to require the Issuer to register their shares of Class A Common Stock issuable upon conversion of Class B Common Stock, subject to the same market value threshold of $3,000,000. This right is, however, subject to the written consent of Charles
                  F. Dolan or, if he is deceased, Helen A. Dolan or, if she is deceased, a representative of the estate of the survivor of Charles F. Dolan and Helen A. Dolan. There is no limitation on the number or frequency of the registrations that such parties can demand prior to the deaths of both Charles F. Dolan and Helen A. Dolan. After the death of both Charles F. Dolan and Helen A. Dolan, these Group Members will be permitted one additional registration.

                  Group Members other than Charles F. Dolan also have the "piggyback" registration rights described above, but must have the written consent of Charles F. Dolan, or, if he is deceased, Helen A. Dolan or, if she is deceased, a representative of the estate of the survivor of Charles F. Dolan and Helen A. Dolan, in order to exercise such "piggyback" registration rights. The "lock-up" provisions described above are also applicable.

                  In addition, pursuant to the Cablevision Systems Company Registration Rights Agreement, Group Members other than Charles F. Dolan who hold Class B Common Stock have agreed that their Class B Common Stock will be converted to Class A Common Stock if such shares are transferred to a non-Dolan affiliate. The Cablevision Systems Company Registration Rights Agreement is filed as Exhibit 3 to this Schedule 13D.

                  Charles F. Dolan formed the Dolan Family Foundation as a New York not-for-profit corporation on January 16, 1987, and transferred all the assets of a predecessor charitable trust to the foundation on November 30, 1987. A copy of the Certificate of Incorporation and the By-Laws of the Dolan Family Foundation are filed as Exhibits 4 and 5, respectively, to this Schedule 13D.

                  Articles SECOND and SEVENTH of the certificate specify that no part of the assets, income or profit of the Dolan Family Foundation is distributable to, or inures to the benefit of, its members, directors or officers or any private person except to the extent permissible under the New York Not-for-Profit Corporation Law, and except for reasonable compensation for services rendered and distributions in furtherance of the Dolan Family Foundation's purposes. Articles FIFTH, SIXTH, NINTH, and TENTH further limit the Dolan Family Foundation's operation to fulfill certain provisions of the Internal Revenue Code of 1986, as amended.

                  Additionally, under Articles III, Section 1 of the by-laws, members of the Dolan Family Foundation consist of Charles F. Dolan and Helen A. Dolan and those persons who are, from time to time, elected to be members by majority vote of the current members. Under Article III, Section 2 of the by-laws, membership is for life. Pursuant to Article IV, Section 2 of the by-laws, the members elect the directors of the Dolan Family Foundation, giving the members ultimate control over the foundation and its assets.

                  As of November 3, 1999, the Family Trusts formed Dolan Family LLC by executing a limited liability company agreement. In connection with such formation, the Family Trusts contributed shares of Class B Common Stock to Dolan Family LLC. Pursuant to the limited liability company agreement, Dolan Family LLC has granted a proxy to vote the shares of Class B Common Stock owned by it to the respective Family Trust that contributed such stock. At any time, subject to the terms and conditions of the Forward Transaction agreement described below, each Family Trust may withdraw shares of Class B Common Stock it has contributed to Dolan Family LLC, and substitute therefor cash or property of equal value. The limited liability company agreement is filed as Exhibit 6 to this Schedule 13D.

                  On November 3, 1999, Dolan Family LLC entered into a variable pre-paid forward transaction with Bear, Stearns International Limited ("Bear Stearns") with respect to an aggregate of 5,000,000 shares of Class A Common Stock (the "Forward Transaction") held by the Family Trusts. The number of shares subject to the Forward Transaction has since been adjusted to 7,977,325, after the distribution of the shares of tracking stock, Rainbow Media Group Class A common stock and Class B common stock, to holders of Class A Common Stock and Class B Common Stock, respectively, on March 29, 2001 and the subsequent redemption of the tracking stock on August 20, 2002. (See Item 3 above.) The Forward Transaction matures in three equal tranches, two of which matured on June 16, 2003 and December 16, 2003, respectively, and one of which matures on June 16, 2004. Pursuant to the Forward Transaction, Bear Stearns paid $266,013,840 to Dolan Family LLC in February 2000, and Dolan Family LLC is obligated to deliver a number of shares of Class A Common Stock to Bear Stearns following the maturity of each of the three tranches. The number of shares to be delivered for the settlement of each such tranche is determined pursuant to a formula, but shall not exceed one-third of the aggregate number of shares subject to the Forward Transaction. As an alternative to delivering the Class A Common Stock, Dolan Family LLC has the right to elect to settle each of the tranches in cash. The settlement dates for the first two tranches have passed without settlement, and Dolan Family LLC is in default under the Forward Transaction with respect to the first two tranches.

                  To secure its obligations under the Forward Transaction, Dolan Family LLC has pledged 7,977,325 shares of Class B Common Stock to Bear Stearns as collateral. In accordance with the collateral provisions of the Forward Transaction, Dolan Family LLC (or its members) retains the right to vote the Class B Common Stock. Bear Stearns has to right to adjust the terms of the Forward Transaction to preserve its original economic effects (including the right to request additional collateral) in the event of any distribution or dividend paid with respect to the Class A Common Stock. The Forward Transaction agreement is filed as Exhibit 7 to this
                  Schedule 13D.

                  In order to finance the settlement of the Forward Transaction, Dolan Family LLC may enter into a new pre-paid forward transaction with Bear Stearns or another derivatives dealer. If Dolan Family LLC elects to settle the Forward Transaction in cash and enter into a new pre-paid forward transaction, additional shares of Class B Common Stock beneficially owned by Group Members will be needed to be pledged as collateral to complete such transaction.

                  Pursuant to a Voting Agreement dated as of February 5, 2003, between the Issuer, certain holders of Class B Common Stock, and Quadrangle Capital Partners, L.P., Group Members agreed to vote their shares of Class B Common Stock in favor of Steven Rattner in connection with each meeting of the stockholders of the Issuer at which directors of the Issuer are to be elected and at which Steven Rattner has been nominated as a director. Pursuant to Section 2 of the Voting Agreement, such agreement will terminate if Quadrangle or an affiliated fund ceases to beneficially own at least 50% of the number of Series A Exchangeable Participating Preferred Stock of the Issuer it beneficially owned on February 5, 2003. The Voting Agreement is filed as Exhibit 8 to this Schedule 13D.

                  In October 2003, Quadrangle exercised its "put option" to require the Issuer to purchase all of its Series A Exchangeable Participating Preferred Stock. The put option may be settled by the delivery of cash or registered equity securities of the Issuer. The Issuer has disclosed that it is currently in discussions with Quadrangle as to the process for determining the put price, and that following that determination, the Issuer will determine the form and timing of the payment of the put price. If the put is consummated, the Voting Agreement will terminate in accordance with Section 2 of such agreement, described in the previous paragraph.

                  Group Members have executed a joint filing agreement dated March 19, 2004. The joint filing agreement is attached as Exhibit B hereto.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A: Description of certain entities

                  Exhibit B: Joint Filing Agreement, dated March 19, 2004

                  Exhibit C: Powers of Attorney

                  Exhibit 1: Class B Stockholders Agreement, dated as of March 19, 2004

                  Exhibit 2: Registration Rights Agreement, dated as of January 27, 1986, between the Issuer and CSC Holdings Company

                  Exhibit 3: Registration Rights Agreement, dated as of January 27, 1986, between the Issuer and Cablevision Systems Company

                  Exhibit 4: Certificate of Incorporation of the Dolan Family Foundation

                  Exhibit 5: By-Laws of the Dolan Family Foundation

                  Exhibit 6: Limited Liability Company Agreement of Dolan Family LLC, dated as of November 3, 1999

                  Exhibit 7: Agreement between Dolan Family LLC and Bear, Stearns International Limited dated November 3, 1999, as amended

                  Exhibit 8: Voting Agreement between the Issuer, certain holders of Class B Common Stock, and Quadrangle Capital Partners, L.P., dated as of February 5, 2003

SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2004

                               CHARLES F. DOLAN

                               By:                       *
                                   ---------------------------------------------

                               HELEN A. DOLAN, individually and as
                               a Trustee of the Charles F. Dolan 2001 Family
                               Trust

                               By:                       *
                                   ---------------------------------------------

                               JAMES L. DOLAN, individually and as a Trustee of the D.C. James Trust, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust and the Ryan Dolan 1989 Trust

                               By: /s/ James L. Dolan
                                   ---------------------------------------------

                               THOMAS C. DOLAN, individually and as a
                               Trustee of the D.C. Thomas Trust

                               By: /s/ Thomas C. Dolan
                                   ---------------------------------------------

                               PATRICK F. DOLAN, individually and as a
                               Trustee of the D.C. Patrick Trust and the Tara Dolan 1989 Trust

                               By:                       *
                                   ---------------------------------------------

                               KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, and the D.C. Kathleen Trust

                               By:                       *
                                   ---------------------------------------------

                               MARIANNE DOLAN WEBER, individually and
                               as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, and the D.C. Marianne Trust

                               By:                       *
                                   ---------------------------------------------

                               DEBORAH A. DOLAN-SWEENEY, individually
                               and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, and the D.C. Deborah Trust

                               By:                       *
                                   ---------------------------------------------

                               LAWRENCE J. DOLAN, as a Trustee of the
                               Charles F. Dolan 2001 Family Trust

                               By:                       *
                                   ---------------------------------------------

                               PAUL J. DOLAN, as a Trustee for Dolan
                               Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust, and the D.C. James Trust, and as Trustee of the CFD Trust #10

                               By:                       *
                                   ---------------------------------------------

                               MATTHEW J. DOLAN, as a Trustee of the D.C.
                               Marianne Trust and the D.C. Thomas Trust

                               By:                       *
                                   ---------------------------------------------

                               MARY S. DOLAN, as a Trustee of the D.C.
                               Deborah Trust and the D.C. Patrick Trust

                               By:                       *
                                   -------------------------------------------

                               JOHN A. MACPHERSON, as Trustee of the CFD
                               Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6

                               By:                       *
                                   ---------------------------------------------

                               DOLAN FAMILY LLC

                               By:                       *
                                   ---------------------------------------------

* By: /s/ William A. Frewin, Jr.
      -----------------------------
      As Attorney-in-Fact